


Classic
now.
ORIGINALLY
FLAVORED
DIETARY
SUPPLEMENT
NET WT.







2003 Financial Highlights

(In thousands, except per share amounts)

At December 31	*2003*	*% change*	*2002*	*% change*	*2001*
Sales at suggested retail	$110,570	22.7	$90,110	21.1	$74,410
Net sales	76,960	22.3	62,927	18.9	52,943
Net income	4,397	76.4	2,493	709.4	308
Net income available to common shareholders	4,341	74.1	2,493	709.4	308
Earnings per share[1]					
Basic	0.29	61.1	0.18	800.0	0.02
Diluted	0.26	73.3	0.15	650.0	0.02
Total assets	24,681	33.8	18,446	8.6	16,987
Long-term debt and capital lease obligations, less current maturities	3,700	(8.8)	4,057	(12.8)	4,650
Stockholders' equity	13,072	67.6	7,798	33.8	5,827
Return on net sales	5.6%		4.0%		0.6%
Return on average total assets	19.3%		14.1%		1.7%
Return on average equity	40.2%		36.7%		5.5%
Current ratio	2.01		1.40		1.09
Long-term debt to equity ratio	0.28		0.52		0.80

[1] *Earnings per common share for 1999-2001 have been retroactively adjusted for the 2002 stock dividend and the 2003 stock split.*

Reliv International, Inc. is a network marketing company and manufacturer of high-quality nutritional supplements. Items produced by Reliv include nutritional and weight-management supplements, sports drink mixes, nutritional bars, dietary fiber products, a variety of functional foods and a line of premium skin care items. These products are sold exclusively to customers through independent Distributors working in ten countries: United States, Australia, New Zealand, Canada, Mexico, United Kingdom, Ireland, the Philippines, Malaysia, and Singapore.



retail sales up 23% — $110.57 million
net sales up 22% — $76.96 million
earnings up 74% — $4.34 million

Dear Fellow Reliv Shareholder:

Reliv International really came of age in 2003. For the first time in our 16-year history, our consolidated sales at suggested retail topped $100 million. In fact, we soared past the century mark, finishing the year with consolidated sales at suggested retail of over $110 million — an impressive 23 percent improvement over our 2002 performance. It was the second straight year that our consolidated sales at suggested retail grew by more than 20 percent.

In recognition of the company's outstanding performance, your Board of Directors declared a stock split. Under this program, all holders of record as of October 29, 2003, received one additional share for each four shares of Reliv common stock they already owned. The stock split was intended to reward shareholders, of course. But it was also part of a program designed to enhance the market value of Reliv's stock — by increasing the number of shares outstanding and thereby creating greater liquidity for shareholders.

It's certainly gratifying to see Reliv shareholders rewarded for their continued confidence in this business. We have come far over the past couple of years, and there's every reason to believe that Reliv's best days are still ahead. However, before we take an in-depth look at the company strategy and outlook, let's review Reliv's financial performance for 2003.

Financial Results

Reliv hit a symbolically significant milestone in 2003: consolidated sales at suggested retail climbed past $100 million for the first time in our history. This figure — consolidated sales at suggested retail — represents the sales volume we would have achieved if all sales had been made at suggested retail prices by our independent distributors.

For financial reporting purposes, we focus on a different category — consolidated net sales. This figure reflects the actual payments Reliv receives for goods sold, after the standard discount is made available to our distributors.

Reliv net sales were also very impressive. For the year 2003, net sales grew a solid 22 percent, to $76.96 million. This compares to 2002 revenues of $62.93 million — a figure that represented a 19 percent increase over 2001.

We also continued to improve our earnings performance. For 2003, our earnings reached $4.34 million, or $0.26 per diluted share. That was up 74 percent from 2002, when earnings totaled $2.49 million, or $0.15 per diluted share.

Clearly, Reliv has momentum today. And here's what makes our recent results especially promising: They are built on a foundation of solid execution in the marketplace. We are growing because we are implementing the Reliv system more consistently, city-to-city and country-to-country, than we have in the past. We know that this model works. To deliver attractive financial results, we don't have to churn out an endless array of new products, or devise complicated growth strategies. We can reach our goals by building on what we do best.



The Taste of Success

For the past couple of years, Relĩv has prospered by focusing on the fundamentals of our business. It's not a complex formula. In fact, it's pretty simple. A set of core values that drive all the decisions we make and the programs we implement:

>> **We are an international network marketing company.**

>> **We are a nutritional food science company.**

>> **We formulate and manufacture our own products.**

>> **We operate consistently — and with a high level of integrity — from market to market.**

The key to our recent success has been our ability to act on these values, and make them part of our everyday life across the company.

When we say, for example, that we are a network marketing company, we mean that we make the development of our distributor network a top priority. We are committed to selling all of our products through independent distributors, not retail outlets. We grow by continually adding new members to our distribution network so that the Relĩv message can reach more potential customers.

It's a field-driven business model. Relĩv works because our field leaders work. They are established distributors who are skilled in training new recruits and in motivating their downline organizations to keep selling and growing. So over the past couple of years, network development has been one of our top priorities. That effort is clearly paying off.

For the third year in a row, our distributor ranks grew at a double-digit percentage pace. Just as important, we are seeing growth in the number of distributors who reach key performance levels — such as the "Master Affiliate" designation.

This is an important measure of performance, because Master Affiliates are our next-generation leaders in the marketplace. During 2003, our Master Affiliate ranks in the United States grew by more than 41 percent. Worldwide, Relĩv saw a 31 percent increase in Master Affiliate distributors.

This network development drives our sales momentum, by making it possible for us to reach more potential customers in more markets than ever before. For example, in 2003 we drew on the energy and experience of 210 Ambassador-level distributors, who conducted training sessions and shared sales techniques. That's up from about 174 Ambassadors the year before. We are using those additional resources to expand our presence in both new and developing markets across the United States and around the world.


Master Affiliates
up 41% in the US
up
31%
worldwide
Ambassadors
up 21% from 174
210

Taking the Confusion Out of Food Science

Our second core value — a commitment to good nutrition and food science — is an equally important component of our success. For one thing, it helps us define a promising target market. After all, who isn't interested in good nutrition? Our potential customer base is vast: virtually everyone who eats. Relìv has a unique approach to the nutrition marketplace: food science made simple.

Today, more and more people understand the role that good nutrition plays in their overall health and well-being. But many people find it difficult to ensure that they consume the right balance of nutrients. Usually, food products are not enough. Even a daily multivitamin doesn't address critical nutritional needs such as dietary fiber and antioxidants. As a result, many consumers end up devising their own mix-and-match regimen of herbal supplements, vitamins, and extracts — without really understanding how the products they are consuming interact inside the body.

That's where Relìv's expertise in food science comes in. Our nutritional supplements — many of them patented formulations — are designed to make good nutrition simple. We stay abreast of the latest developments in food technology. We continuously refine our products, so that there's no guesswork for consumers. People buy our products with confidence, knowing that they'll be getting the right nutrients in the right balance to promote overall health.

Quality Processes, Quality Products

Because of the trust consumers place in our nutritional supplements, we maintain a laser-like focus on quality assurance. We are proud that we formulate and manufacture our own products.

Keeping these vital functions in-house gives us great control over the products that bear the Relìv name. We know exactly what ingredients go into every package, and we oversee stringent quality assurance processes.

In 2003, we took some important steps to enhance our already-strong commitment to product manufacturing. We began to expand our quality control laboratories by adding capacity for testing finished products. We also increased our R&D investment for evaluating new ingredients. We believe that this will lead to improved formulations for existing products — and to new functional food products — in 2004 and beyond.

Our R&D activities draw on Relìv's ties to respected organizations such as the Functional Foods for Health program at the University of Illinois. Through these relationships, Relìv scientists gain early insights into the latest advances in food technology — insights that enhance our commitment to product quality.

Relìv also began the first of several manufacturing improvements. We are substantially increasing the throughput speeds on our production line and the efficiency of our warehouse operations, so that we can continue to meet the burgeoning demand for Reliv products. Additional investments in automation equipment are planned for 2004.

Nourishing Our World

The fourth fundamental value driving our success is our ability to operate consistently from market to market. Reliv tackled this challenge first in the United States, our largest and best-developed market. Over the past several years, we have implemented a simple, replicable model for training and sales development. No matter where Reliv products are sold across the country, and no matter where new distributors receive their initial training — the message is the same: Reliv makes good nutrition simple.

The Reliv model also includes proven training. Twice-weekly meetings are held in local markets, augmented by regional and national conferences that offer additional development insights to those distributors who qualify to attend. With the Reliv system now in place in dozens of major U.S. metropolitan areas, the key to continued growth is to repeat that process in markets nationwide.

Of course, we have an even greater opportunity to grow by implementing the Reliv model in the nine other countries where we operate — Australia, Canada, Ireland, Malaysia, Mexico, New Zealand, the Philippines, Singapore, and the United Kingdom. We know that our business model travels well, because we have already seen its impact: By year's end 2003, international sales had climbed a healthy 15 percent over 2002.

Outlook

Looking ahead, we see every reason to be confident. We know what works and we are a long way from exhausting the growth potential in our targeted markets. Our goal in 2004 will be much the same as it was last year: to team up with our distributor partners and enjoy the taste of success. Once again, we expect to create additional value for Reliv shareholders along the way.

Robert L. Montgomery
Chairman, President, and Chief Executive Officer

Corporate Officers & Executives



Robert L. Montgomery
Chairman, President, Treasurer and Chief Executive Officer

David G. Kreher
Senior Vice President, Chief Operating Officer

Stephen M. Merrick
Senior Vice President, International and Corporate Development, General Counsel and Secretary

Carl W. Hastings, Ph.D.
Vice President

Sandra S. Montgomery
Director

Donald E. Gibbons, Jr.
Senior Vice President, Sales

Steven D. Albright
Vice President, Controller

David J. Barnes
Vice President, Technical Affairs and Manufacturing

Steven G. Hastings
Vice President, International Marketing

R. Scott Montgomery
Vice President, International Operations

Ryan A. Montgomery
Vice President, Corporate Counsel, Compliance, International Development

Board of Directors

Robert L. Montgomery
Chairman, President, and Chief Executive Officer, Reliv International, Inc.

David G. Kreher
Senior Vice President, Reliv International, Inc.

Stephen M. Merrick
Senior Vice President, Reliv International, Inc.

Carl W. Hastings, Ph.D.
Vice President, Reliv International, Inc.

Sandra S. Montgomery
Co-founder, Reliv International, Inc.

Thomas W. Pinnock III
Independent Distributor, Reliv International, Inc.

John B. Akin
Retired Vice President, A.G. Edwards & Sons, Inc.

Marvin W. Solomonson
Financial Consultant

Donald L. McCain
Corporate Secretary, The Baughan Group, Inc.

Thomas T. Moody
Independent Distributor, Reliv International, Inc.


Reliv
Soy Sense
Soy Sentials
Women's Daily Protective Dietary Supplement
reliv
Arthaffect
DIETARY SUPPLEMENT
with Arthred.
Natural Orange Flavor
innergize!
Sports Drink
Contains
Beta Carotene








reliv

The Taste of Success

As Reliv International continued to raise the bar for revenues and earnings growth in 2003, it became increasingly clear that a simple strategy, well-executed, can lead to outstanding business results.

Since 2000, Reliv's net sales from our core business — network marketing — have grown more than 70 percent. Most of this growth was generated by products that we have been offering for years. In fact, our top-selling product is a modern version of the nutritional supplement upon which the company was founded — Reliv Classic®.

So why is Reliv still growing at such a rapid rate today?

The answer has a lot to do with our focus on fundamentals. For Reliv and our distributors, the taste of success is inherent in our basic ingredients:

>> **Advanced nutrition and food science**

>> **The power of network marketing**

>> **A commitment to product quality and innovation**

>> **A proven business development system**


ReversAge
DIETARY SUPPLEMENT
FibRestore
FIBER-RICH
ANTIOXIDANT
DIETARY
SUPPLEMENT
reliv
now
ORIGINALLY
FLAVORED
DIETARY
SUPPLEMENT
MEAL REPLACEMENT
NET WT. 13.3 oz (378g)
vanilla
reliv
now
for
kids!

A Foundation in Good Nutrition

Reliv's current prosperity is built on our proven expertise in food science. We know how to make good nutrition simple. That's an important strength, because more and more consumers understand the role that balanced nutrition plays in improving overall health.

The research is compelling: By increasing our intake of vitamins, soy protein, soluble and insoluble fiber, antioxidants, and other critical nutrients, we can promote the growth and repair of body tissues, improve organ function and development, maintain red blood cell counts, and support our immune systems.

Good nutrition is important at every stage of life, but it is critical for children. In fact, several studies have linked nutritional deficiencies to problems that go beyond healthy bodies. The studies suggest that attention deficit disorder, learning disabilities, and other brain function problems could be due at least in part to poor nutrition.

The need for good nutrition is not news to most consumers. They have read the headlines, and they understand the connection between diet and good health. What many don't realize, however, is just how difficult it can be to consume the right nutrients — in the right combinations — to ensure overall health. If we try to reduce fat intake by eating less red meat, for example, we may be getting inadequate levels of vital nutrients such as calcium, iron and copper. Similarly, the nutritional content of the plant foods we eat can vary widely depending on when and where they were grown.

That's why many consumers — about three out of four Americans, according to one survey — are turning to nutritional supplements as a way of enriching their diets.

But not all nutritional supplements are created equal. Bioavailability — a measure of how well the nutrients are absorbed into the bloodstream — is a key concern. Reliv believes that its powdered nutritional supplements have an advantage over supplements delivered in pill form. Reliv products



The food science field is huge and just getting started. Relìv has grown since 9/11 while other businesses have shrunk. Through Relìv, people are becoming multimillionaires with products that are meaningful. And we don't have to sacrifice our families or step on people to get there.

John & Jacque Hayes
Relìv Presidential Double Platinum Ambassadors

are designed to be consumed with water, milk or juice. Numerous scientific studies indicate that liquids are more effective than pills or tablets in delivering nutrients to the body.

Relìv offers a simple solution. We help to eliminate the confusion about good nutrition by putting our food science expertise to work on behalf of consumers. All of our products are carefully designed to include the right combination of nutrients — in precisely the right amounts — to deliver the greatest nutritional benefits. All of our nutritional products are offered as powdered drink mixes, to ensure that their nutrients can be easily absorbed by the body.

Relìv Classic® and Relìv Now®, our two baseline nutrition formulas, anchor Relìv's strong product line. Each is formulated to deliver 100 percent of the recommended daily intake of essential vitamins, minerals and nutrients. These products make good nutrition simple. As our distributors tell consumers, "The food science is already in the can."

Along with general nutrition products, we offer a variety of functional formulas for specific nutritional needs or health concerns. Relìv Innergize!®, for example, is specially formulated to replenish vital nutrients after vigorous exercise. Relìv FibRestore® provides a rich source of dietary fiber and antioxidants. Our Relìv Arthaffect® nutritional supplement is formulated to offer consumers a naturally effective way to support healthy joint function. And Relìv ReversAge® is formulated to replenish key hormones and to revitalize the body's major systems, in order to help counter the effects of aging.

Although the concept behind these products is to make good nutrition simple, the formulas themselves are actually quite complex — so complex, in fact, that six of our nutritional products have earned U.S. patents. Patent protection gives us an important competitive edge in the marketplace: It means that consumers can find our unique blends of nutrients only when they buy from Relìv distributors.

The Power of Network Marketing

Relìv was always meant to be a network marketing company; our products are not sold in stores. We depend on a large — and growing — network of independent distributors around the world to tell consumers about the nutritional benefits that our products provide. As a result, our financial performance is driven by our ongoing success in distributor recruitment and development.

In the United States, Relìv's largest market, distributor recruitment grew at a very healthy rate in 2003. It was almost up 15 percent over the prior year. This marks the second consecutive year in which our U.S. distribution force grew at a double-digit percentage pace. Worldwide, Relìv's distributor

People today are so much more aware of nutrition. What's more, there are so many more tools and Reliv Success Systems available to Reliv distributors than there used to be. All these factors make it simple to duplicate, allowing you to grow your business much faster than before.

Raul & Aurora Paredes
Reliv Presidential Platinum Ambassadors



ranks have grown an average of 15 percent annually over the past three years. Our retention rate for U.S. was a strong 54 percent in 2003.

Equally important, Reliv distributors are working harder than ever to strengthen their businesses — both by selling Reliv products and by continuing to build their own downline organizations with new recruits. Their success is evident in the number of distributors who become Master Affiliates — our next generation of leaders in the marketplace. Here again, U.S. distributors led the way. Their Master Affiliate ranks grew by more than 41 percent in 2003. Worldwide, Reliv saw a 31 percent increase in the number of Master Affiliate distributors.

These surges in recruitment and Master Affiliate advancements provide strong testimony to the incentive power of Reliv's compensation plan. Our royalty-based system allows distributors to earn commissions both on the Reliv products they sell personally, and on sales generated by any new distributors they sponsor into the company.

The Reliv compensation plan is unique, in that it's specifically designed to spur recruitment. The plan offers generous royalty payouts at the lowest levels of the distributor network, which makes it immediately rewarding for distributors who are just starting to build their businesses. As a result, more people build substantial incomes more quickly. Reliv is one of the most attractive opportunities in the network marketing industry.

Such fast growth within distributors' personal networks has bred a new kind of field leadership. Leaders who rise to the top today are focused on the value of the business opportunity and wholly committed to helping the company continue its expansion worldwide. In fact, Reliv has more proven leaders at the top of our distribution network now than at any previous point in the company's history — 210 Ambassador-level distributors worldwide, a 21 percent increase over 2002. This outstanding performance is a powerful indicator of future growth. Ambassadors will lead our surge into new cities and regions. Having more Ambassadors means having more opportunities to conquer new markets.

Simple and Consistent: The Reliv System

A key reason behind Reliv's recent success in distributor recruitment is our effective business development system. The "Reliv Success System" is a unique, multifaceted business model designed to support our distributors' business-building efforts with consistent training programs and informational events.



I've been able to build an incredible six-figure income without selling my soul to corporate America and sacrificing precious time with my daughter. From pre-school to high school, I've been there — helping out in her classroom and on her cheerleading teams and attending all her events.

Mindy Jones
Reliv Presidential Gold Ambassador

The heart of the Reliv model is a set of meetings that occur every week in local markets around the world. First, Reliv distributors invite prospects to an "Opportunity" meeting (usually held on a Tuesday evening), where they hear how current distributors have built thriving businesses around Reliv products. Then, new distributors are invited back the following Saturday for a half day of intensive training in building a distribution network. Distributors use both of these meetings on an ongoing basis to add to Reliv's visibility and to provide validation for customers, prospects and recruits.

In recent years, the message delivered at these meetings has been refined to highlight Reliv's core strength: an exceptional business opportunity founded on superior food technology. New distributors learn that Reliv's opportunity is exceptional for three key reasons:

>> **The Success System allows distributors to share strength and support with each other, which makes recruitment, training and motivation much easier.**

>> **The products have universal appeal. Everyone needs good nutrition.**

>> **Reliv's exclusive formulas make good nutrition simple.**

This focused message has paid off for Reliv in a couple of ways. First, it makes the Reliv business opportunity more distributor-friendly than it was in the past. Prospective distributors don't have to know a lot about nutrition. With Reliv products, "the science is already in the can." Second, our distributors have found that a simple, consistent sales message is easy to replicate from city to city, market to market. The proof: During 2003, Reliv expanded its network of "concentration" markets (cities where distributor-led Opportunity Meetings are held weekly) by 50 percent in the United States.

As a new market continues to grow, we introduce another key component of the Reliv System: Master Affiliate Training (MAT) school. MAT schools are held quarterly in dozens of locations around the world. These sessions provide an opportunity for new leaders to learn more about building a large downline organization. They also give Master Affiliates the chance to meet some of Reliv's top-performing distributors and to learn the methods that made them successful.

Each year, Reliv also sponsors a series of regional leadership conferences in locations with significant concentrations of Reliv distributors. During 2003, regional conferences were held in Chicago, Illinois; Orlando, Florida; Kansas City, Missouri; Oakland, California; and Phoenix, Arizona. One measure of the remarkable growth of the Reliv network in the United States is that the most recent regional meeting in Phoenix attracted more than 2,000 Reliv distributors and their guests. This is a market where Reliv had little business just three years ago.

We keep our business simple. We talk to a lot of people and we plug them into the power of the Reliv system. That's the only way you'll duplicate yourself and grow your business.

Jim & Marge Rodgers
Reliv Presidential Gold Ambassadors



All of these events build up to Reliv's annual international conference, held each summer in St. Louis. The 2003 international conference hosted more than 5,000 distributors from every country where Reliv products are sold. It was the biggest event in Reliv history.

Long term, the key to Reliv's growth is to replicate our simple, consistent system of training and development and to take it to more and more markets across the United States and around the world. In pursuit of consistency, our operations in the United Kingdom, Ireland, Australia, and New Zealand all implemented changes to their compensation plans, distributor recruitment materials, and product offerings during the year.

Reliv also moved its Mexican and United Kingdom operations to larger facilities that have more warehouse space to support their growth. In addition, we continued our advance into new countries. Reliv opened for business in Malaysia — our ninth market worldwide — in September. By year's end, our distributor network there had grown to more than 1,200 people — a solid start for our newest market. Operations in the neighboring Republic of Singapore opened during March 2004.

Work is also under way to find more countries that would be suitable for future expansion — based on local factors such as nutrition and labeling requirements, tax policies, and regulations about a direct-selling or distributor-based business model. Our initial analysis suggests that several countries in Europe and the Asia-Pacific region offer promising opportunities for growth.

Ensuring Product Quality and Innovation

From its earliest days, Reliv has been committed to manufacturing all of its own nutritional products. This commitment grows out of the fundamental belief that, because of the trust consumers place in our products, we must maintain a sharp focus on quality assurance.

We therefore invest seriously in both manufacturing capacity and quality control resources. We ensure that every Reliv nutritional supplement delivers precisely what we promise on the label. In fact, quality control begins even before the various nutritional ingredients reach our door. Reliv insists that suppliers provide us with a certificate of analysis, confirming that each ingredient meets Reliv's specifications. Then we do our own in-house sampling and testing of the ingredients before we release them for manufacture.

Reliv products are tested at critical processing points during the production process to ensure quality. Finally, sample cans from every production batch are analyzed before any product is shipped from



I knew nothing about network marketing or nutrition. But after learning about Reliv, I knew this was something I could do with no risk, where ordinary people can make extraordinary income.

Shawn Bergeron
Reliv Presidential Silver Ambassador

our warehouse. These procedures far exceed most governments' requirements for food manufacturing, and nearly meet the more-stringent government guidelines for pharmaceutical production. After submitting to detailed audits by national licensing authorities, Reliv's manufacturing operations have earned Drug Identification Number (DIN) certification from Canada and Therapeutic Goods Association (TGA) certification from Australia.

To enhance our already-strong commitment to product manufacturing, we made a number of key investments during 2003. We now bar-code our products, which allows us to keep better track of them during shipment to customers. In addition, we are launching a first phase of manufacturing improvements by installing new high-speed seaming equipment. In 2004 and 2005, we expect to deploy advanced automation equipment that will substantially increase throughput speeds and the overall efficiency of the production process. We're also adding capacity for the testing of finished products.

A second key component of Reliv's commitment to product quality is our ongoing investment in new products and in new ingredients. Through our relationships with key suppliers and through our ties to organizations such as the Functional Foods for Health program at the University of Illinois, Reliv scientists stay on the leading edge of food technology. As new research is completed and next-generation ingredients are developed, we take that knowledge to market in a variety of ways.

In recent years, for example, we have improved the formulation for Reliv FibRestore. We have dramatically reduced the amount of carbohydrates in each serving. Reliv Now has been reformulated, too, to increase its soy protein content, to improve flavor and solubility, and to reduce its overall calorie count.

All Reliv products benefit from this constant scrutiny and our commitment to continuous improvement. We work hard to keep nutrition simple for consumers. We continually incorporate new ingredients that enhance potency, improve taste, or offer other benefits. We keep our products at the forefront of food science.

We also invest R&D resources in new product development — with a particular focus on functional foods and nutraceuticals. These are products that work in conjunction with our general nutrition formulas to address a particular health concern. Two recent examples of the functional food concept — Reliv Arthaffect (to promote joint function) and Reliv ReversAge (to counter the effects of aging) — have attracted a loyal following. More functional foods are now in the late stages of development. Further introductions are expected in 2004 and beyond.

Overview

The Company produces a line of food products including nutritional supplements, diet management products, and sports drink mixes. The Company also sells a line of skin care products. These products are sold by subsidiaries of the Company to a sales force of independent distributors of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia/New Zealand, Canada, Mexico, the United Kingdom/Ireland, the Philippines, and Malaysia. As of December 31, 2003, the Company had approximately 61,550 distributors worldwide.

The Company receives payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. The net sales price is the suggested retail price less the distributor discount of 20 percent to 40 percent of such suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped. In 2003, sales in the United States made up approximately 86% of worldwide net sales, with the remainder from our international operations. The sales breakdown by country is given in greater detail in the "Net Sales by Region" table in the 2003 vs. 2002 section below.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control, and overhead directly associated with the production and distribution of products and sales materials, as well as shipping costs, duties, and taxes associated with product exports.

Distributor royalties and commissions are paid to Master Affiliates monthly, based on the sales of their distributor organization in the prior month. These expenses are governed by the distributor agreements. Also, included in this expense item are other sales leadership bonuses that are directly related to the level of sales.

Selling, general, and administrative expenses include compensation and benefits, all other selling expenses, marketing, promotional expenses, travel, and other corporate administrative expenses.

Results of Operations

Net Income and Net Sales: 2003 vs. 2002 The Company's 2003 net income available to common shareholders was $4,341,000 or $0.29 per share basic and $0.26 per share diluted. This compares with net income of $2,493,000 or $0.18 per share basic and $0.15 per share diluted in 2002. Net income in the United States, the Company's primary market, was $4,741,000 in 2003, compared to net income of $2,640,000 in 2002. The net loss from international operations was $344,000 in 2003, compared with a loss of $147,000 in 2002. The net loss in the Company's newest operation, Malaysia, made up $237,000 of the net loss from international operations in 2003. The Company experienced strong improvements in both sales and profitability, led by the results in the United States. Sales in the United States, the Company's largest market, grew by 24% in 2003, compared to 2002. The Company's foreign operations continue to show improved results, with overall international sales increasing by 15%, and the net loss in markets opened at least one year improved slightly from the prior year.

The following table summarizes the net sales by geographic region for the years ended December 31, 2003 and 2002. The net sales total for the United States for 2002 includes $137,000 in net sales of the previously reported manufacturing and packaging segment.

Net Sales by Region	**2003**		**2002**		Change from	Change
(in thousands)	$	% of sales	$	% of sales	prior year	in %
United States	65,832	85.6%	53,210	84.5%	$12,622	23.7%
Australia/New Zealand	2,060	2.7%	1,923	3.1%	137	7.1%
Canada	1,256	1.6%	983	1.6%	273	27.8%
Mexico	3,338	4.3%	2,905	4.6%	433	14.9%
United Kingdom/Ireland	475	0.6%	446	0.7%	29	6.5%
Philippines	3,419	4.4%	3,460	5.5%	(41)	-1.2%
Malaysia	580	0.8%	—	0.0%	580	N/A
Consolidated total	76,960	100.0%	62,927	100.0%	$14,033	22.3%

The following table illustrates the Company's active distributors and Master Affiliates as of December 31, 2003 and 2002. The Company defines an active distributor as one that enrolls as a distributor or renews their distributorship during the year. Growth in the number of active distributors and Master Affiliates is a key factor in continuing the growth of the business.

Active Distributors and Master Affiliates by Region	**2003**		**2002**		**Change in %**	
	Distributors	Master Affiliates	Distributors	Master Affiliates	Distributors	Master Affiliates
United States	41,000	9,150	36,400	6,470	12.6%	41.4%
Australia/New Zealand	2,570	230	2,550	240	0.8%	-4.2%
Canada	1,140	180	950	170	20.0%	5.9%
Mexico	7,700	1,370	6,030	1,170	27.7%	17.1%
United Kingdom/Ireland	410	70	390	80	5.1%	-12.5%
Philippines	7,380	810	11,980	1,060	-38.4%	-23.6%
Malaysia	1,350	200	N/A	N/A	N/A	N/A
Consolidated total	61,550	12,010	58,300	9,190	5.6%	30.7%

In the United States, the Company's largest market, the number of active distributors increased to 41,000 from 36,400 during 2003. New distributor enrollments increased to 20,800 in 2003, compared to 18,148 in 2002. The retention rate of distributors who renew their annual agreement was 54% in 2003, as compared to a renewal rate of 64% in the prior year. Although the renewal rate decreased, it was comparable to the average renewal rate over the last five years of 55%. Master Affiliates, distributors who have attained the highest level of discount and are eligible for generation royalties, increased to 9,150 in the United States as of December 31, 2003 from 6,470 as of December 31, 2002, as nearly 5,000 distributors qualified as new Master Affiliates and 65% of the Master Affiliates as of December 31, 2002 requalified as Master Affiliates during 2003. In 2003, the Company processed 171,900 wholesale orders in the United States at an average retail price of $480, compared to 145,680 orders at an average of $452 in 2002.

The Company's Direct Select Program is available for distributors and their retail customers to order product in less than case lots directly from the Company. In the United States in 2003, the program processed a total of 40,300 orders for a net sales total of $4,284,000, compared to $3,055,000 in 2002. The average order size increased slightly in 2003 to $106, as compared to $104 in 2002.

The Company attributes the increase in sales and other operating results in part to its increased support provided to the distributor force in the form of increased sales meetings and other distributor training events. The Company is holding its quarterly Master Affiliate training seminars in more cities and has lengthened the program to a full day of training, compared to a half-day training session used previously. The Company has also modified the frequency of its national conferences. In the past, the Company invited distributors to attend two major conferences a year. Beginning in early 2003, the Company replaced its winter conference with a series of regional conferences in areas of significant distributor groups in order to present the Reliv product line and business opportunity to more people. The Company's annual international distributor conference in St. Louis, MO, was held in July with a record attendance of approximately 5,000 distributors.

The Company is continuing to reinforce existing marketing programs designed to incentivize and reward distributors to expand their sales efforts and add distributors to their downline organization, such as the "Star Director", "Ambassador" and "Road to Presidential" programs. The Star Director Program compensates distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their distributor network. In 2003, $2,786,000 was paid through this program compared to $2,097,000 in 2002. The Ambassador Program compensates distributors at the highest levels for their leadership and development of sales. At year-end 2003, there were 210 Ambassadors who shared in bonuses totaling $1,494,000, compared to 174 Ambassadors at the end of 2002 sharing bonuses of $1,300,000. The Road to Presidential Program, through training and rewards, is designed to encourage distributors to reach the highest level of earnings potential by building downline organizations.

In Australia and New Zealand, where the Company operates on a regional basis, net sales increased to $2,060,000 in 2003 from $1,923,000 in 2002. New distributor enrollments during 2003 in Australia/New Zealand were 905, as compared to 908 in 2002. Distributor renewals in Australia were 67% and in New Zealand 56% in 2003 as compared to 61% and 47% in 2002, respectively. The increase in sales is due entirely to the strengthening of the Australian and New Zealand dollars relative to the US dollar. On a local currency basis, sales in Australia decreased by 10% in 2003, compared to 2002, whereas local currency sales in New Zealand decreased by 21% in 2003, compared to 2002. In September 2003, the Company announced a new sales manager for this market, as well as a change to the compensation plan, in which royalties will be paid based on the full retail price of products. This change in the compensation plan is part of the Company's worldwide plan to make the business model appear seamless from country to country. This will encourage more cross-border sales and sponsorship activity. Similar changes were made in Canada and the United Kingdom earlier in 2003, and similar changes are being gradually phased in for the Mexican and Philippine markets. Combined net income for Australia and New Zealand was $2,000 in 2003, compared to $11,000 in 2002.

Net sales in Canada improved in 2003 to $1,256,000 from $983,000 in 2002. During 2003, the Canadian dollar strengthened considerably compared to the US dollar, and this caused a portion of the net sales improvement, when expressed in US dollars. In Canadian dollars, net sales improved by 14% in 2003, compared to 2002. New distributor enrollments were 594 in 2003, compared to 469 in 2002. The Canadian operation showed an increase in net income in 2003 to $155,000, as compared to a net income of $132,000 in 2002.

Net sales in Mexico in 2003 were $3,338,000 compared to $2,905,000 in 2002. New distributor enrollments increased in 2003 to 5,939 compared to 4,495 in 2002. The net loss in this market increased to $134,000 in 2003, as compared to $53,000 in 2002, as a result of costs incurred in relocating the main office in Mexico City, along with higher staffing costs.

Sales in the United Kingdom in 2003 were $475,000 compared to $446,000 in 2002. As in Australia/New Zealand, the increase in sales is entirely due to the stronger UK pound, compared to the US dollar. Net sales in UK pounds for 2003 decreased by 2%, compared to 2002. New distributor enrollments were 166 in 2003, compared to 161 in 2002. The net loss incurred in this market increased from $67,000 in 2002 to $115,000 in 2003. The increase in sales was offset by higher commission expenses, as the Company made a change to the UK compensation plan, similar to Australia/New Zealand, to pay royalties on the full retail value of the products. Also, contributing to the loss were higher office and staffing expenses in 2003, compared to 2002.

Net sales in the Philippines in 2003 were $3,419,000, compared to $3,460,000 in 2002. New distributor enrollments were 6,311 in 2003, compared to 10,665 in 2002. The Philippines operations had a net loss of $15,000 in 2003, compared to a net loss of $137,000 in 2002. Sales in the Philippines in 2003 were affected by a price increase and additional shipping charge that went into effect on March 1, 2003.

The Company's newest market, Malaysia, opened in September 2003, and had $580,000 in sales during the remainder of 2003. Approximately 1,200 new distributors signed up during that same period.

During 2003, the Company did not introduce any new products in the United States, however, it introduced some of its core products into its foreign markets, including Relìv Classic in the Philippines and SoySentials in Mexico. In December 2003, the Company discontinued its line of coated granola bars due to low sales volume.

2002 vs. 2001 The Company's 2002 net income was $2,493,000 or $0.18 per share basic and $0.15 per share diluted. This compares with net income of $308,000 or $0.02 per share (basic and diluted) in 2001. Net income in the United States, the Company's primary market, was $2,640,000 in 2002, compared to net income of $682,000 in 2001. The net loss from international operations was $147,000 in 2002, compared with a loss of $374,000 in 2001. The Company experienced strong improvements in both sales and profitability, led by the results in the United States. The Company's new distributor enrollments in the US increased by 44% in 2002, compared to 2001, and the Company's distributor retention rate improved, as well. The Company's foreign operations continue to show improved results, led by the sales increases in the Philippines and Mexico.

The following table summarizes the net sales by operating segment and geographic region for the years ended December 31, 2002 and 2001.

Net Sales by Segment/Region (in thousands)	2002 $	2002 % of sales	2001 $	2001 % of sales	Change from prior year	Change in %
United States	53,073	84.3%	40,920	77.3%	$12,153	29.7%
Australia/New Zealand	1,923	3.1%	1,808	3.5%	115	6.4%
Canada	983	1.6%	973	1.8%	10	1.0%
Mexico	2,905	4.6%	2,233	4.2%	672	30.1%
United Kingdom/Ireland	446	0.7%	391	0.7%	55	14.1%
Philippines	3,460	5.5%	2,693	5.1%	767	28.5%
Colombia	—	0.0%	46	0.1%	(46)	-100.0%
Network marketing total	62,790	99.8%	49,064	92.7%	13,726	28.0%
Manufacturing & packaging	137	0.2%	3,879	7.3%	(3,742)	-96.5%
Consolidated total	62,927	100.0%	52,943	100.0%	$ 9,984	18.9%

The following table illustrates the Company's active distributors and Master Affiliates as of December 31, 2002 and 2001.

Active Distributors and Master Affiliates by Region	**2002** Distributors	**2002** Master Affiliates	**2001** Distributors	**2001** Master Affiliates	**Change in %** Distributors	**Change in %** Master Affiliates
United States	36,400	6,470	27,800	3,960	30.9%	63.4%
Australia/New Zealand	2,550	240	2,690	200	-5.2%	20.0%
Canada	950	170	890	130	6.7%	30.8%
Mexico	6,030	1,170	2,440	1,500	147.1%	-22.0%
United Kingdom/Ireland	390	80	230	80	69.6%	0.0%
Philippines	11,980	1,060	9,390	790	27.6%	34.2%
Consolidated total	58,300	9,190	43,440	6,660	34.2%	38.0%

In the United States, the Company's largest market, the number of active distributors increased significantly to 36,400 from 27,800 during 2002. New distributor enrollments increased to 18,148 in 2002, compared to 12,588 in 2001. The retention rate of distributors who renew their annual agreement also improved to 64% in 2002, as compared to a renewal rate of 54% in the prior year. Master Affiliates, distributors who have attained the highest level of discount and are eligible for generation royalties, increased to 6,470 in the United States as of December 31, 2002 from 3,955 as of December 31, 2001. In 2002, the Company processed 145,680 wholesale orders at an average retail price of $452, compared to 120,175 orders at an average of $428 in 2001.

The Company's Direct Select Program is available for distributors and their retail customers to order product in less than case lots directly from the Company. In the United States in 2002, the program processed a total of 29,400 orders for a net sales total of $3,055,000, compared to $2,494,000 in 2001. The average order size remained consistent at $104 in both 2002 and 2001.

In 2002, the Company did not introduce any new products in the United States but continued its recent trend of reformulating and improving its current product line. In 2002, the Company reformulated its Relìv Now product in the United States and increased the can size to 28 servings. This is a key part of the Company's marketing strategy to simplify the business for the distributor. With this change, all of the Company's lead products, Relìv Now, Classic, Innergize, and Fibrestore, all have the same number of servings per can, a four-week supply. This makes it easier for the distributors to present the Relìv product line and distributorship opportunity.

The Star Director Program compensates distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their distributor network. In 2002, $2,097,000 was paid through this program compared to $1,772,000 in 2001. The Ambassador Program compensates distributors at the highest levels for their leadership and development of sales. At year-end 2002, there were 174 Ambassadors who shared in bonuses totaling $1,300,000, compared to 120 Ambassadors at the end of 2001 sharing bonuses of $1,087,000.

In Australia and New Zealand, net sales increased to $1,923,000 in 2002 from $1,808,000 in 2001. New distributor enrollments decreased in Australia and New Zealand to 908 from 1,182 in 2001, offset by the fact that distributor renewals in Australia were 61% and in New Zealand 47% in 2002 as compared to 50% and 46% in 2001, respectively. Most of the increase in sales is due to the strengthening of the Australian and New Zealand dollars relative to the US dollar. On a local currency basis, sales in Australia increased by less than 2% in 2002, compared to 2001. Local currency sales in New Zealand decreased by 17% in 2002, compared to 2001. Combined net income for these markets improved to $11,000 in 2002, compared to a net loss of $53,000 in 2001.

Net sales in Canada improved slightly in 2002 to $983,000 from $972,000 in 2001. New distributor enrollments were 469 in 2002, compared to 477 in 2001. Comparable to the slight increase in sales, the Canadian operation showed an increase in net income in 2002 to $132,000, as compared to a net income of $118,000 in 2001. The Company's focus for Canada is to continue to refine its business model in order for the business opportunity from the distributor's point-of-view to be seamless from the model in the United States. This will encourage more cross-border sponsorship and other distributor activity in Canada from the United States and will help improve Canadian new distributor enrollments.

Net sales in Mexico in 2002 were $2,905,000 compared to $2,233,000 in 2001. New distributor enrollments increased in 2002 to 4,495 compared to 3,456 in 2001. The distribution center network in Mexico has become an important part of the Mexican business model and is a contributing factor in the sales growth. The distribution centers are owned and operated by key distributors to facilitate sales and the delivery of product in cities outside of Mexico City. With an inadequate package delivery system in Mexico, this is a common method used by network marketing companies to distribute their products. The Company has also introduced local versions of Reversage and Arthaffect in Mexico during 2002. The net loss in this market decreased to $53,000 in 2002, as compared to $215,000 in 2001, as a result of the improved sales.

Sales in the United Kingdom in 2002 were $446,000 compared to $391,000 in 2001. New distributor enrollments were 161 in 2002, compared to 150 in 2001. In December 2002, the Company moved its UK facility from suburban London to Birmingham, England. The expenses of this move were a contributing factor in increasing the net loss in the UK to $67,000 for 2002, as compared to $53,000 in 2001. In March 2002, the Company began shipping some of the Company's products to distributors and customers in the Republic of Ireland and is working to obtain approvals to sell additional products in the Irish market. Irish sales and fulfillment will be managed from the Reliv UK office.

Net sales in the Philippines in 2002 were $3,460,000, compared to $2,693,000 in 2001. New distributor enrollments were 10,665 in 2002, compared to 11,269 in 2001. Sales in the Philippines have improved as the operations mature and local versions of U.S. products are introduced in the Philippine market. However, the profitability of this entity was adversely affected by the expenses of an office move and the write-off of the remaining value of the leasehold improvements of the previous facility, along with higher sales and marketing expenses. The growth of the operations here necessitated the move to a larger facility. The Philippines operations had a net loss of $137,000 in 2002, compared to net income of $18,000 in 2001.

The Company has provided manufacturing and packaging services, including blending, processing and packaging food products in accordance with specifications provided by its customers. In 2001, the Company decided to significantly reduce this line of business and production as the last major customer concluded in the third quarter of 2001. Accordingly, net sales to external customers continued to decrease in 2002 to $137,000 from $3,879,000 in 2001. Low gross margins and declining production orders from the final significant customer led to the decision to eliminate most of the third-party production work.

The following table summarizes selected items from the consolidated statement of operations, expressed as a percentage of net sales, for the periods indicated, and should be read in conjunction with the discussion of the components of the consolidated statements of operations that follow:

Selected data from the Consolidated Statements of Operations	Year Ended December 31 2003	2002	2001
Cost of network marketing products sold	17.2%	18.4%	18.1%
Distributor royalties and commissions	38.9%	38.5%	38.3%
Selling, general, and administrative	34.4%	36.4%	38.9%
Provision for income taxes	3.8%	2.5%	0.4%
Net income	5.7%	4.0%	0.6%

Cost of Sales During 2003, cost of network marketing products sold was 17.2% of net sales compared with 18.4% in 2002 and 18.1% in 2001. The decrease in the percentage of cost of goods sold is the result of greater efficiencies gained in the production facility from increased production levels needed to support the growth in sales. Overall ingredient costs have remained stable. However, efficiencies are being gained as production levels have increased with minimal staffing increases and improved coverage of the fixed manufacturing costs. Also, as the Company has introduced more of its core products in a larger can size, this has also had a favorable impact on production efficiencies.

Distributor Royalties and Commissions Distributor royalties and commissions as a percentage of network marketing sales increased to 38.9% in 2003 compared to 38.5% in 2002 and 38.3% in 2001. The increase in the percentage in 2003, as compared to 2002, is the result of royalty payments being made on the full retail value of the products in Canada, United Kingdom, and Australia/New Zealand. These expenses are governed by the distributor agreements and are directly related to the level of sales. Included in distributor royalties and commissions are royalties of $1,494,000 for 2003 earned through the Ambassador Program as compared to $1,300,000 in 2002 and $1,087,000 in 2001.

Selling, General and Administrative Selling, general and administrative (SGA) expenses as a percentage of net sales were 34.4% for 2003, 36.4% in 2002, and 38.9% in 2001. The percentage decreases for each successive year is due to the increase in the net sales of the Company. Total SGA expenses were $26,438,000, $22,898,000, and $20,615,000 in 2003, 2002, and 2001, respectively. The SGA expense total in 2003 also includes $540,000 for Malaysia, its first year of operations.

In 2003, total distribution and warehouse expenses increased slightly to $1,487,000 from $1,347,000 in 2002 primarily due to increased expenses in the United States to support the growth in sales.

Total sales and marketing expenses in 2003 were $11,870,000, compared to $9,845,000 in 2002, an increase of 21% in 2003. Promotional trip expenses increased to $1,260,000 in 2003, as compared to $829,000 in 2002. Credit card processing fees also increased by $304,000 in 2003 as compared to 2002 as the result of increased sales. Sales and marketing expenses, as a percentage of net sales, were 15.4% in 2003 and 12.7% in 2002.

Total general and administrative (G&A) expenses in 2003 were $13,081,000, compared to $11,706,000 in 2002. G&A expenses in Malaysia were approximately $540,000 in 2003, its first year of operations. Total staff compensation and fringes increased by 14%, or $1,202,000, in 2003 compared to 2002, due to the increase in incentive compensation bonuses paid during 2003, the addition of Malaysia, and various staffing increases, primarily in the United States. Significant changes in G&A expenses included an increase in travel expenses by $179,000 in 2003, compared to 2002; general and franchise taxes increased by $100,000 in 2003, compared to 2002; investor relations and other expenses related to being a publicly traded company increased by $113,000; however, legal expenses decreased by $225,000 in 2003, compared to 2002.

Interest Expense Interest expense in 2003 was $235,000, compared to $340,000 in 2002 and $527,000 in 2001. Interest expense continued to decrease in 2003, as the Company realized a full year of reduced interest expense on the term loan for its headquarters facility, which was renegotiated in mid-2002. Under the revised agreement, the interest changed from 8.5% to a variable rate equal to the prime rate. Additionally, the Company did not utilize any short-term borrowings after the first quarter of 2002, due to the Company's improved financial condition.

Income Taxes Income tax expense was $2,902,000, $1,542,000, and $219,000 for 2003, 2002, and 2001, respectively. The effective tax rate for 2003 was 39.8%. State income taxes, along with foreign losses with no U.S. tax benefit, represent most of the increase over the U.S. statutory tax rate of 34%. Effective tax rates for 2002 and 2001 were 38.2% and 41.5%, respectively.

Liquidity and Capital Resources The Company generated $5,359,000 of net cash during 2003 from operating activities and used $123,000 in financing activities. This compares to $4,680,000 of net cash provided by operating activities and used $2,034,000 in financing activities in 2002. Cash and cash equivalents increased by $4,538,000 to $7,903,000 by year-end 2003. Significant changes in working capital items were an increase in inventory of $1,188,000 in 2003 and a corresponding increase in accounts payable and accrued expenses of $1,384,000. The increase in inventory is needed to support the increased sales levels of the Company and its newest operation in Malaysia. The Company's net investing activities used $904,000 in 2003 and $640,000 in 2002 for capital expenditures. In 2003, the Company received $975,000 in net proceeds in the issuance and partial redemption of preferred stock, and paid $57,000 in preferred stock dividends. The Company used a net of $1,058,000 to purchase treasury stock and received $328,000 in proceeds from the exercise of options and warrants. Most of this treasury stock was purchased from related parties and is described in greater detail in Note 15 of the Consolidated Financial Statements. During 2002, the Company used $626,000 to purchase treasury stock and received $135,000 in proceeds from the exercise of options and warrants.

Stockholders' equity increased to $13,072,000 at December 31, 2003, compared with $7,798,000 at December 31, 2002. The increase is primarily due to the 2003 net income of the Company, net preferred stock proceeds of $975,000, reduced by net treasury stock purchases of $1,058,000. Stockholders' equity was also positively impacted by the weakening of the U.S. dollar against the Australian, New Zealand, Canadian dollars, and UK pound sterling during 2003. This impact appears in the form of the improvement in the foreign currency translation adjustment, which is reflected in accumulated other comprehensive loss. These gains were partially offset by weaker Mexican and Philippine pesos during 2003, relative to the U.S. dollar. This cumulative adjustment improved from an accumulated loss of $775,000 as of December 31, 2002, to an accumulated loss of $715,000, as of December 31, 2003.

The Company's working capital balance was $7,256,000 at December 31, 2003, compared to $2,393,000 at December 31, 2002. The current ratio at December 31, 2003 improved to 2.01 from 1.40 at previous year-end. The Company also has an operating line of credit, with a limit based on a collateral-based formula of accounts receivable and inventory. The maximum borrowing limit is $1,000,000, with a variable interest rate equal to the prime rate. At December 31, 2003, the Company had not utilized any of the line of credit, with approximately $672,000 available under the line based on the Company's borrowing base formula. Management believes that the Company's internally generated funds and borrowing capacity under the loan agreement will be sufficient to meet working capital requirements in 2004.

Critical Accounting Policies Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventories Inventories are valued at the lower of cost or market. Product cost includes raw material, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels in each country's product line for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when costs exceed expected net realizable value. Historically, the Company's estimates of its obsolete or unmarketable items have been materially accurate.

Foreign currency translation All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Legal proceedings In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of SFAS No. 5, Accounting for Contingencies, and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Safe Harbor Provision of the Private Securities Litigation Act of 1995 and Forward Looking Statements. The statements contained in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) that are not historical facts may be forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Exchange Act of 1934) that are subject to a variety of risks and uncertainties. The forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to the Company's management. Accordingly, these statements are subject to significant risks, uncertainties and contingencies which could cause the Company's actual growth, results, performance and business prospects and opportunities in 2004 and beyond to differ materially from those expressed in, or implied by, any such forward-looking statements. Wherever possible, words such as "anticipate", "plan", "expect", "believe", "estimate", and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying such statements. These risks, uncertainties and contingencies include, but are not limited to, the Company's ability to continue to attract, maintain and motivate its distributors, changes in the regulatory environment affecting network marketing sales and sales of food and dietary supplements and other risks and uncertainties detailed in the Company's other SEC filings.

Qualitative and Quantitative Disclosures Regarding Market Risk

The Company is exposed to various market risks, primarily foreign currency risks and interest rate risks.

Foreign Currency Risk The Company's earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as it has several foreign subsidiaries and continues to explore expansion into other foreign countries. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that the Company's results from operations be converted to U.S. dollars for reporting purposes. Consequently, the reported earnings of the Company in future periods may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by the Company for sale to the Company's foreign subsidiaries are transacted in U.S. dollars.

Sales outside the United States represented 14%, 15%, and 15% of total net sales in 2003, 2002, and 2001, respectively. The Company's primary exposures to adverse currency fluctuations would result in an increase in the cost of goods sold, relative to foreign net sales, as the vast majority of the products sold are purchased from the parent company in the United States, with prices denominated in US dollars. As of December 31, 2003, the Company had a net investment in its foreign subsidiaries of $4.88 million (in U.S. dollars).

During the second quarter of 2003, the Company entered into foreign exchange forward contracts with a financial institution to sell Canadian dollars in order to protect against currency exchange risk associated with expected future cash flows. Contracts have a maturity of fifteen months or less. As of December 31, 2003, the Company had Canadian dollar forward sale contracts to hedge approximately 60% of our expected Canadian cash flows. The exchange rate for the Canadian dollar to the U.S. dollar as of December 31, 2003 had strengthened by 21.3%, compared to the exchange rate as of December 31, 2002. Greater detail on these forward contacts is provided in Note 10 of the Consolidated Financial Statements. As of December 31, 2003, the Company had no hedging instruments in place to offset exposure to the Australian or New Zealand dollars, Mexican or Philippine pesos, or the British pound.

We have performed a sensitivity analysis as of December 31, 2003 that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies the Company presently has operations in. Using the results of operations for 2003 for the Company's foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in the Company's net income of approximately $147,000 and reduce the value of the net investment in the foreign subsidiaries by $488,000.

Interest Rate Risk The Company has $4.12 million in long-term debt with a weighted average effective interest rate of 4.18% at December 31, 2003. Of this amount, $3.88 million is debt with a variable interest rate, generally based on the prime rate. This long-term debt matures at the rate of $313,000 in 2004, $299,000 in 2005 and 2006, and $2.97 million in 2007. A hypothetical 100 basis point increase in interest rates on all of the variable rate debt instruments would result in an increase in annual interest expense of approximately $39,000 ($26,000, net of tax).

The Company also is exposed to market risk in changes in commodity prices in some of the raw materials it purchases for its manufacturing needs. However, this presents a risk that would not have a material effect on the Company's results of operations or financial condition.

The table below presents the Company's contractual obligations and commercial commitments. This consists of the Company's long-term debt, capital, and operating leases. For the long-term debt, the amounts shown represent the principal and interest amounts by year of anticipated maturity for our debt obligations and related average interest rates based on the weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. For the capital and operating leases, the amounts shown represent the future minimum payments under noncancelable leases with initial or remaining terms in excess of one year as of December 31, 2003. This information should be read in conjunction with Notes 5 and 8 of the Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

Outstanding as of December 31, 2003 (in thousands)	2004	2005	2006	2007	2008	Total
Bank term loan — 4.0% interest rate (variable) — principal and interest	$ 455	$ 437	$ 425	$2,999	$ —	$4,316
Private placement notes — 9% interest rate (fixed)	48	—	—	—	—	48
Other U.S. debt	36	32	35	31	20	154
Other foreign debt	24	14	—	—	—	38
Operating leases	80	40	40	36	19	215
	$ 643	$ 523	$ 500	$3,066	$ 39	$4,771

Five Year Financial Summary

(In thousands, except per share amounts)

	2003	2002	2001	2000	1999
Net sales	$76,960	$62,927	$52,943	$61,280	$69,278
Net income (loss)	4,397	2,493	308	(898)	(1,400)
Preferred dividends accrued and paid	56	—	—	—	—
Net income (loss) available to common shareholders	4,341	2,493	308	(898)	(1,400)
Earnings (loss) per common share(1):					
Basic	0.29	0.18	0.02	(0.06)	(0.10)
Diluted	0.26	0.15	0.02	(0.06)	(0.10)
Total assets	24,681	18,446	16,987	20,395	20,772
Long-term debt and capital lease obligations, less current maturities	3,700	4,057	4,650	5,046	5,296
Dividends declared per common share	—	—	—	—	0.01

(1) Earnings (loss) per common share for 1999-2001 have been retroactively adjusted for the 2002 stock dividend and the 2003 stock split.

Stock Price & Dividend Summary

2003	High	Low	Close	Dividend
1st Quarter	$ 3.94	$ 3.01	$ 3.22	—
2nd Quarter	4.02	2.60	3.74	—
3rd Quarter	4.80	3.44	4.08	—
4th Quarter	6.90	3.86	5.12	—
2002	High	Low	Close	Dividend
1st Quarter	$ 1.45	$ 0.77	$ 1.24	—
2nd Quarter	2.01	1.08	1.74	—
3rd Quarter	4.60	1.10	4.50	—
4th Quarter	4.89	2.45	3.73	—

Note: All stock price data has been restated for the 5 for 4 stock split paid in November 2003.

Board of Directors and Stockholders
Reliv International, Inc.

We have audited the accompanying consolidated balance sheets of Reliv International, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliv International, Inc. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

St. Louis, Missouri
March 17, 2004

December 31	2003	*2002*
Assets		
Current assets:		
Cash and cash equivalents	$ 7,902,508	$ 3,364,484
Accounts and notes receivable, less allowances of $8,600 in 2003 and $10,000 in 2002	751,887	688,898
Accounts due from employees and distributors	72,846	104,000
Inventories:		
Finished goods	3,171,185	2,361,064
Raw materials	1,047,068	680,516
Sales aids and promotional materials	452,066	415,565
Total inventories	4,670,319	3,457,145
Refundable income taxes	—	8,072
Prepaid expenses and other current assets	727,939	637,968
Deferred income taxes	296,164	171,873
Total current assets	14,421,663	8,432,440
Other assets	793,091	442,927
Note receivable from officer	—	48,250
Accounts due from employees and distributors	52,291	78,000
Property, plant, and equipment	17,214,909	16,484,644
Less accumulated depreciation and amortization	7,801,038	7,040,275
	9,413,871	9,444,369
Total assets	$ 24,680,916	$ 18,445,986
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,596,785	$ 5,358,082
Income taxes payable	147,520	257,441
Current maturities of long-term debt	421,063	415,235
Current maturities of capital leases	—	8,755
Total current liabilities	7,165,368	6,039,513
Noncurrent liabilities:		
Long-term debt, less current maturities	3,700,138	4,057,042
Deferred income taxes	77,000	84,435
Other noncurrent liabilities	666,032	467,350
Total noncurrent liabilities	4,443,170	4,608,827
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 3,000,000 shares authorized; 97,500 shares issued and outstanding in 2003	975,000	—
Common stock, par value $0.001 per share; 30,000,000 shares authorized, 15,143,961 shares issued and 15,141,224 shares outstanding in 2003 and 15,008,451 shares issued and 14,902,415 outstanding in 2002	15,144	12,007
Additional paid-in capital	18,684,338	17,863,505
Notes receivable – officers and directors	—	(2,449)
Accumulated deficit	(5,878,869)	(8,960,782)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(714,527)	(775,383)
Treasury stock	(8,708)	(339,252)
Total stockholders' equity	13,072,378	7,797,646
Total liabilities and stockholders' equity	$ 24,680,916	$ 18,445,986

See accompanying notes.

Year ended December 31	*2003*	*2002*	*2001*
Sales at suggested retail	$110,569,576	$ 90,110,444	$ 74,410,042
Less distributor allowances on product purchases	33,609,853	27,183,581	21,466,995
Net sales	76,959,723	62,926,863	52,943,047
Costs and expenses:			
Cost of products sold	13,228,050	11,569,163	12,562,385
Distributor royalties and commissions	29,916,744	24,205,030	18,795,153
Selling, general, and administrative	26,438,447	22,898,359	20,614,626
Income from operations	7,376,482	4,254,311	970,883
Other income (expense):			
Interest expense	(234,956)	(340,343)	(527,208)
Other income	157,914	120,839	83,765
Income before income taxes	7,299,440	4,034,807	527,440
Provision for income taxes	2,902,000	1,542,000	219,000
Net income	4,397,440	2,492,807	308,440
Preferred dividends accrued and paid	56,762	—	—
Net income available to common shareholders	$ 4,340,678	$ 2,492,807	$ 308,440
Earnings per common share — Basic	$0.29	$0.18	$0.02
Weighted average shares	14,969,000	14,144,000	14,349,000
Earnings per common share — Diluted	$0.26	$0.15	$0.02
Weighted average shares	16,706,000	16,111,000	14,498,000

2002 and 2001 earnings per common share have been restated for the 2003 stock split; see Note 6.
See accompanying notes.

	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	—	$ —	9,654,505	$ 9,655
Net income	—	—	—	—
Other comprehensive loss:				
Foreign currency translation adjustment	—	—	—	—
Total comprenhensive income				
Repayment of loans by officers/directors	—	—	—	—
Warrants granted under distributor stock purchase plan (DSPP)	—	—	—	—
Tax benefit from exercise of options	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Warrants exercised	—	—	379	—
Balance at December 31, 2001	—	—	9,654,884	9,655
Net income	—	—	—	—
Other comprehensive loss:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Repayment of loans by officers/directors	—	—	—	—
Warrants granted under DSPP	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(227,008)	(227)
Options and warrants exercised	—	—	778,822	779
Tax benefit from exercise of options	—	—	—	—
Stock dividend declared September 19, 2002	—	—	1,800,063	1,800
Balance at December 31, 2002	—	—	12,006,761	12,007
Net income			—	—
Other comprehensive income:				
Foreign currency translation adjustment			—	—
Total comprehensive income				
Proceeds from sales of preferred stock	150,000	1,500,000	—	—
Redemption of preferred stock	(52,500)	(525,000)	—	—
Preferred stock dividends paid	—	—	—	—
Repayment of loans by officers/directors	—	—	—	—
Warrants granted under DSPP	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(306,698)	(307)
Proceeds from sale of treasury stock	—	—	—	—
Options and warrants exercised	—	—	448,906	449
Tax benefit from exercise of options and warrants	—	—	—	—
Stock split declared September 4, 2003	—	—	2,994,992	2,995
Balance at December 31, 2003	97,500	$ 975,000	15,143,961	$ 15,144

See accompanying notes

Additional Paid-In Capital	Notes Receivable –Officers and Directors	Accumulated Deficit	Accumulated Other Comprehesive Loss	Treasury Stock Shares	Treasury Stock Amount	Total
$ 9,074,756	$ (26,650)	$ (2,787,725)	$ (624,274)	—	$ —	$ 5,645,762
—	—	308,440	—	—	—	308,440
—	—	—	(64,333)	—	—	(64,333)
						244,107
—	7,361	—	—	—	—	7,361
9,384	—	—	—	—	—	9,384
35,404						35,404
—	—	—	—	91,617	(115,558)	(115,558)
390	—	—	—	—	—	390
9,119,934	(19,289)	(2,479,285)	(688,607)	91,617	(115,558)	5,826,850
—	—	2,492,807	—	—	—	2,492,807
—	—	—	(86,776)	—	—	(86,776)
						2,406,031
—	16,840	—	—	—	—	16,840
19,873	—	—	—	—	—	19,873
—	—	—	—	220,220	(626,050)	(626,050)
(209,846)	—	(192,283)	—	(227,008)	402,356	—
1,014,225	—	(879,744)	—	—	—	135,260
18,842	—	—	—	—	—	18,842
7,900,477	—	(7,902,277)	—	—	—	—
17,863,505	(2,449)	(8,960,782)	(775,383)	84,829	(339,252)	7,797,646
	—	4,397,440	—	—	—	4,397,440
—	—	—	60,856	—	—	60,856
						4,458,296
—	—	—				1,500,000
—	—	—				(525,000)
—	—	(56,762)				(56,762)
—	2,449	—	—	—	—	2,449
90,068	—	—	—	—	—	90,068
—	—	—	—	244,059	(1,199,913)	(1,199,913)
(424,436)	—	(1,059,674)	—	(306,698)	1,484,417	—
96,200	—	—	—	(20,000)	46,040	142,240
523,418	—	(196,096)	—	—	—	327,771
535,583	—	—	—	—	—	535,583
—	—	(2,995)	—	547	—	—
$ 18,684,338	$ —	$ (5,878,869)	$ (714,527)	2,737	$ (8,708)	$13,072,378

Year ended December 31	*2003*	*2002*	*2001*
Operating activities			
Net income	$ 4,397,440	$ 2,492,807	$ 308,440
Adjustments to reconcile net income to net			
Cash provided by operating activities:			
Depreciation and amortization	935,292	866,397	743,078
Compensation expense for warrants granted	90,068	19,873	9,384
Tax benefit from exercise of options	535,583	18,842	35,404
Deferred income taxes	(132,189)	(71,896)	66,171
Foreign currency transaction gain	(63,273)	(93,880)	(16,547)
(Increase) decrease in accounts and notes receivable	(46,951)	(288,693)	1,940,351
(Increase) decrease in inventories	(1,188,179)	649,592	358,768
Decrease in refundable income taxes	7,942	127,920	527,202
Increase in prepaid expenses and other current assets	(94,995)	(278,238)	(48,713)
(Increase) decrease in other assets	(350,164)	202,973	201,587
Increase (decrease) in accounts payable and accrued expenses	1,384,499	784,517	(2,203,839)
Increase (decrease) in income taxes payable	(116,109)	250,192	6,192
Net cash provided by operating activities	5,358,964	4,680,406	1,927,478
Investing activities			
Proceeds from sale of property, plant, and equipment	79,414	28,295	—
Purchase of property, plant, and equipment	(983,269)	(668,488)	(300,121)
Net cash used in investing activities	(903,855)	(640,193)	(300,121)
Financing activities			
Proceeds from long-term borrowings and line of credit	218,343	32,871	40,463
Principal payments on long-term borrowings and line of credit	(513,330)	(1,469,296)	(1,285,395)
Principal payments under capital lease obligations	(67,155)	(134,789)	(176,450)
Proceeds from issuance of preferred stock	1,500,000	—	—
Redemption of preferred stock	(525,000)	—	—
Preferred stock dividends paid	(56,762)	—	—
Proceeds from options and warrants exercised	327,771	135,260	390
Repayment of loans by officers and directors	50,699	27,840	7,361
Purchase of stock for treasury	(1,199,913)	(626,050)	(115,558)
Proceeds from sale of treasury stock	142,240	—	—
Net cash used in financing activities	(123,107)	(2,034,164)	(1,529,189)
Effect of exchange rate changes on cash and cash equivalents	206,022	108,649	(47,064)
Increase in cash and cash equivalents	4,538,024	2,114,698	51,104
Cash and cash equivalents at beginning of year	3,364,484	1,249,786	1,198,682
Cash and cash equivalents at end of year	$ 7,902,508	$ 3,364,484	$ 1,249,786
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 247,385	$ 345,604	$ 532,187
Income taxes	$ 2,582,000	$ 1,231,000	$ 200,220
Noncash investing and financing transactions:			
Capital lease obligations entered into	$ 64,150	$ —	$ —

See accompanying notes.

1. Nature of Business & Significant Accounting Policies

Nature of Business

Reliv International, Inc. (the Company) produces a line of food products including nutritional supplements, diet management products, and sports drink mixes. These products are sold by subsidiaries of the Company to a sales force of independent distributors and licensees of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia, Canada, New Zealand, Mexico, the United Kingdom, Ireland, the Philippines, and Malaysia.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw materials, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels in each country, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

Property, Plant, and Equipment

Property, plant, and equipment are stated on the cost basis. Depreciation is computed using the straight-line or an accelerated method over the useful life of the related assets, including assets recorded under capital leases.

Foreign Currency Translation

All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive loss. The foreign currency translation adjustment is the only component of accumulated other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The transaction gains were $63,273, $93,880, and $16,547 for 2003, 2002, and 2001, respectively.

Revenue Recognition

The Company receives payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. The net sales price is the suggested retail price less the distributor discount of 20 percent to 40 percent of such suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped, as this is the point title and risk of loss pass. In accordance with EITF 01-09, the Company presents distributor royalty and commission expense as an operating expense, rather than a reduction to net sales, as these payments are not made to the purchasing distributor.

Actual and estimated returns are classified as a reduction of net sales. The Company estimates and accrues a reserve for product returns based on the Company's return policy and historical experience. The Company records shipping and handling costs as a component of cost of products sold.

Income Taxes

The provision for income taxes is computed using the liability method. The primary differences between financial statement and taxable income result from financial statement accruals and reserves and differences between depreciation for book and tax purposes.

Basic and Diluted Earnings per Share

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year, as restated for the five-for-four stock split declared on September 4, 2003 and issued on November 14, 2003. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period, as restated for the stock split. Potential dilutive common shares consist of outstanding stock options, outstanding stock warrants, and convertible preferred stock. See Note 7 for additional information regarding earnings per share.

Stock-Based Compensation

The Company accounts for its employee stock-based compensation plans, which also includes directors, under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Year ended December 31	*2003*	*2002*	*2001*
Basic:			
Net income available to common shareholders, as reported	$ 4,340,678	$ 2,492,807	$ 308,440
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	194,507	269,120	260,367
Pro forma net income available to common shareholders	$ 4,146,171	$ 2,223,687	$ 48,073
Diluted:			
Net income available to common shareholders, as reported	$ 4,397,440	$ 2,492,807	$ 308,440
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	194,507	269,120	260,367
Pro forma net income available to common shareholders	$ 4,202,933	$ 2,223,687	$ 48,073
Earnings per share:			
Basic—as reported	$0.29	$0.18	$0.02
Basic—pro forma	$0.28	$0.16	$0.00
Diluted—as reported	$0.26	$0.15	$0.02
Diluted—pro forma	$0.25	$0.14	$0.00

The Company accounts for options granted to nonemployees and warrants granted to distributors under the fair value approach required by EITF No. 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services.*

Advertising

Costs of sales aids and promotional materials are capitalized as inventories. All other advertising and promotional costs are expensed when incurred. The Company recorded $35,000, $26,000 and $32,000 of advertising expense in 2003, 2002, and 2001, respectively.

Research and Development Expenses

Research and development expenses which are charged to selling, general, and administrative expenses as incurred were, $493,000, $431,000, and $355,000 in 2003, 2002 and 2001, respectively.

Cash Equivalents

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the 2003 presentation.

2. Property, Plant, & Equipment

Property, plant, and equipment at December 31, 2003 and 2002, consist of the following:

	2003	*2002*
Land	$ 829,222	$ 829,222
Building	8,801,913	8,583,444
Machinery and equipment	3,926,613	4,057,983
Office equipment	1,093,106	738,976
Computer equipment and software	2,564,055	2,275,019
	17,214,909	16,484,644
Less accumulated depreciation and amortization	7,801,038	7,040,275
	$ 9,413,871	$ 9,444,369

3. Accounts Payable & Accrued Expenses

Accounts payable and accrued expenses at December 31, 2003 and 2002, consist of the following:

	2003	2002
Trade payables	$ 2,778,898	$ 2,456,569
Distributors' commissions	2,701,542	2,065,327
Sales taxes	446,872	393,413
Interest expense	42,808	55,238
Payroll and payroll taxes	626,665	381,748
Other	—	5,787
	$ 6,596,785	$ 5,358,082

4. Short-Term Borrowings

In December 2003, the Company renewed its line of credit with a maximum borrowing limit of $1,000,000. The limit is based on a collateral-based formula of accounts receivable and inventories. Borrowings under this line of credit are due on demand and bear interest, payable monthly, at the prime rate, which was 4.00% at December 31, 2003. The maturity date of the line is April 2004. A portion of the Company's inventories and property, plant, and equipment with a net book value of $3,830,600 as of December 31, 2003 are pledged as security under the terms of the agreement. The Company had no outstanding balance on the line of credit as of December 31, 2003 and approximately $672,000 was available under the line of credit based on the Company's borrowing base formula.

5. Long-Term Debt

Long-term debt at December 31, 2003 and 2002, consists of the following:

	2003	*2002*
Industrial revenue bonds payable in monthly installments (including interest at 85% of prime) not to exceed $9,611, commencing July 1, 1991; secured by land and building (net book value $2,450,000 at December 31, 2003); final payment due on March 1, 2005	$ 148,328	$ 234,001
Note payable in monthly installments (including interest at prime and additional interest at 15% of prime on the balance of the industrial revenue bonds) equal to $9,611 less installment applied to industrial revenue bond, commencing July 1, 1991; unsecured; balance due on March 1, 2005	204,755	204,755
Term loan payable in monthly installments of $38,802, (including interest at prime); secured by land and building (net book value of $4,916,000 at December 31, 2003); balance due March 2004	3,528,388	3,839,681
Private placement notes payable in quarterly installments equal to 2% of Philippine sales at suggested retail (including interest at 9%), unsecured; balance due on July 1, 2005	47,721	135,323
Notes payable — primarily vehicle loans	192,009	58,517
	4,121,201	4,472,277
Less current maturities	421,063	415,235
	$3,700,138	$4,057,042

On March 10, 2004, the Company renewed its term loan, which had a balance of $3,528,388. The loan renewal extended the maturity of the loan until March 2007, with monthly installments of $24,955 plus interest at prime rate. In addition, the Company consolidated the other loans related to its headquarters facility, with balances of $148,328 and $204,755 as of December 31, 2003, into this renewed loan. Accordingly, current and future maturities have been adjusted for this refinancing.

Principal maturities of long-term debt at December 31, 2003, as adjusted, are as follows:

2004	$ 421,063
2005	345,118
2006	334,003
2007	3,001,367
2008	19,650
	$4,121,201

6. Stockholders' Equity

Stock Split

The Board of Directors declared a five-for-four stock split on September 4, 2003. The dividends were paid on November 14, 2003 to stockholders of record on October 29, 2003. Average shares outstanding, all per share amounts, and stock option and warrant data included in the accompanying consolidated financial statements and notes are based on the increased number of shares as restated for the stock split.

Stock Options

In May 2001, the Company adopted a stock option plan which provides for the grant of both incentive stock options and non-qualified stock options for employees (including officers) and other consultants and advisors of the Company. A maximum of 1,488,000 shares can be purchased at an option price not less than the fair market value of the stock at the time the options are granted.

The Company follows APB Opinion No. 25, and related interpretations in accounting for its employee and nonemployee director stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee and nonemployee director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method (see Note 1). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions in 2001: risk-free interest rates ranging from 3.07% to 4.78%; dividend yield of zero; volatility factor of the expected price of the Company's stock of 0.729; and a weighted average expected life of 4.51 years. The weighted average fair value of stock options granted during 2001 was $0.42. No stock options were granted during 2002 or 2003.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and nonemployee director stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and nonemployee director stock options.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2003		2002		2001	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding beginning of the year	2,897,171	$0.94	4,185,267	$0.98	3,034,226	$1.17
Granted:						
Price = fair value	—	—	—	—	1,162,203	0.71
Price > fair value	—	—	—	—	291,666	0.78
Exercised	(483,738)	1.08	(1,179,381)	0.99	—	—
Forfeited	—	—	(108,715)	2.08	(302,828)	1.58
Outstanding at end of year	2,413,433	$0.91	2,897,171	$0.94	4,185,267	$0.98
Exercisable at end of year	2,034,671		2,199,166		2,893,870	

As of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Excercisable	Weighted Avg. Exercise Price
$0.71-$1.00	1,744,272	2.01	$0.74	1,365,510	$0.73
$1.01-$2.00	669,161	1.04	1.35	669,161	1.35
$0.71-$2.00	2,413,433	1.74	$0.91	2,034,671	$0.94

Of the options exercised in 2003, options for 202,248 shares were paid with 42,332 mature shares of Company stock, owned six months or greater. In 2002, options for 867,713 shares were paid with 201,242 mature shares. These shares tendered as payment were valued at the fair market price on the date of exercise.

Distributor Stock Purchase Plan

In November 1998, the Company established a Distributor Stock Purchase Plan. The plan allows distributors who have reached the "Ambassador" status the opportunity to allocate up to 10% of their monthly compensation into the plan to be used to purchase the Company's common stock at the current market value. The plan also states that at the end of each year, the Company will grant warrants to purchase additional shares of the Company's common stock based on the number of shares purchased by the distributors under the plan during the year. The warrant exercise price will equal the market price for the Company's common stock at the date of issuance. The warrants issued shall be in the amount of 25% of the total shares purchased under the plan during the year. This plan commenced in January 1999, and a total of 27,279, 40,604, and 74,455 warrants were issued during the years ended December 31, 2003, 2002, and 2001, respectively. The warrants granted in 2001 have a three-year vesting period, and the warrants granted in 2002 and 2003 are fully vested upon grant. The weighted average fair values of warrants granted during 2003, 2002, and 2001 were $2.33, $1.71 and $0.38 per share, respectively.

The Company records expense under the fair value method of SFAS No. 123 for warrants granted to distributors. Total expense recorded for these warrants was $90,068, $19,873, and $9,384 in 2003, 2002, and 2001, respectively. The fair value of the warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Year ended December 31	2003	2002	2001
Expected warrant life (years)	2.5	2.5	2.5
Risk-free weighted average interest rate	1.84%	1.61%	3.07%
Stock price volatility	0.743	0.752	0.729
Dividend yield	0.0%	0.0%	0.0%

A summary of the Company's warrant activity and related information for the years ended December 31 follows:

	2003		2002		2001	
	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price
Outstanding beginning of the year	162,679	$1.56	175,155	$0.80	101,264	$0.76
Granted	27,279	5.12	40,604	3.73	74,455	0.84
Exercised	(52,001)	0.92	(52,586)	0.70	(564)	0.69
Forfeited	—	—	(494)	0.69	—	—
Outstanding at end of year	137,957	$2.51	162,679	$1.56	175,155	$0.80
Exercisable at end of year	113,899		96,948		50,231	

As of December 31, 2003:

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Excercisable	Weighted Avg. Exercise Price
$0.84	71,465	1.00	$0.84	47,407	$0.84
$3.73	39,213	2.00	3.73	39,213	3.73
$5.12	27,279	3.00	5.12	27,279	5.12
$0.84-$5.12	137,957	1.68	$2.51	113,899	$2.86

Sale of Preferred Stock

On March 31, 2003, the Company sold an aggregate of 150,000 shares of preferred stock to three executive officers/directors. The "Series A Preferred Stock" ("Preferred Stock"), were designated by the Company's Board of Directors out of the 3,000,000 previously authorized shares of $.001 par value preferred stock. Each of the preferred stockholders purchased 50,000 shares of Preferred Stock for $500,000 ($10.00 per share).

The preferred stockholders are entitled to receive dividends at an annual rate of 6% of the shares' purchase price. These dividends shall accrue on a daily basis and are payable quarterly when declared by the Company's Board of Directors. All dividends on shares of Preferred Stock are cumulative.

In August 2003, the Company redeemed 17,500 shares from each executive officer/director for a total redemption of 52,500 shares at a value of $525,000. The remaining shares of Preferred Stock as of December 31, 2003 have no voting rights, and are convertible, at the option of the shareholder, into 241,935 shares of the Company's $.001 par value common stock effective January 1, 2006. The Preferred Stock may be redeemed at any time by the Company and has a liquidation preference over common stock.

In February 2004, the Company redeemed an additional 15,000 shares from each executive officer/ director for a total redemption of 45,000 shares at a value of $450,000.

7. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31	*2003*	*2002*	*2001*
Numerator:			
Numerator for basic and diluted earnings per share — net income available to common shareholders	$ 4,340,678	$ 2,492,807	$ 308,440
Effect of convertible preferred stock:			
Dividends on preferred stock	56,762	—	—
Numerator for diluted earnings per share	$ 4,397,440	$ 2,492,807	$ 308,440
Denominator:			
Denominator for basic earnings per share — weighted average shares	14,969,000	14,144,000	14,349,000
Effect of convertible preferred stock and dilutive securities:			
Convertible preferred stock	237,000	—	—
Employee stock options and warrants	1,500,000	1,967,000	149,000
Denominator for diluted earnings per share — adjusted weighted average shares	16,706,000	16,111,000	14,498,000
Basic earnings per share	$0.29	$0.18	$0.02
Diluted earnings per share	$0.26	$0.15	$0.02

8. Leases

The Company leases certain manufacturing, storage, office facilities, equipment and automobiles. These leases have varying terms, and certain leases have renewal and/or purchase options. Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year consist of the following at December 31, 2003:

2004	$ 80,229
2005	39,408
2006	39,408
2007	36,076
2008	19,416
	$ 214,537

9. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments are approximately as follows:

	2003		*2002*	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$7,903,000	$7,903,000	$3,438,000	$3,438,000
Long-term debt, including current maturities	4,121,000	4,123,000	4,472,000	4,472,000
Capital lease obligations, including current maturities	—	—	9,000	9,000

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of long-term debt and capital lease obligations is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

10. Derivative Financial Instruments

The Company has various transactions with its foreign subsidiaries that are denominated in US dollars and are subject to foreign currency exchange risk on these transactions. During 2003, the Company began using foreign currency exchange contracts to reduce its exposure to fluctuations in foreign exchange rates. The Company bases these contracts on the amount of cash flows that it expects to be remitted to the United States from its foreign operations and does not use such derivative financial instruments for trading or speculative purposes. The Company has accounted for these contracts as free standing derivatives, such that gains or losses on the fair market value of these forward exchange contracts are recorded as other income and expense in the consolidated statements of operations.

At December 31, 2003, the Company held forward exchange contracts totaling $571,000 with maturities through March 2005. All such contracts were denominated in Canadian dollars. For the year ended December 31, 2003, the Company recorded expense of $46,000, based on the net change in fair value of these contracts.

11. Income Taxes

The components of income before income taxes are as follows:

Year ended December 31	*2003*	*2002*	*2001*
Domestic	$ 7,731,363	$ 4,244,927	$ 951,425
Foreign	(431,923)	(210,120)	(423,985)
	$ 7,299,440	$ 4,034,807	$ 527,440

The components of the provision for income taxes are as follows:

Year ended December 31	*2003*	*2002*	*2001*
Current:			
Federal	$ 2,657,000	$ 1,492,000	$ 117,000
Foreign	26,000	12,000	27,000
State	351,000	110,000	9,000
Total current	3,034,000	1,614,000	153,000
Deferred:			
Federal	(88,000)	11,000	66,000
Foreign	(32,000)	(82,000)	—
State	(12,000)	(1,000)	—
Total deferred	(132,000)	(72,000)	66,000
	$ 2,902,000	$ 1,542,000	$ 219,000

The provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 34%. The reasons for these differences are as follows:

Year ended December 31	*2003*	*2002*	*2001*
Income taxes at statutory rate	$ 2,482,000	$ 1,372,000	$ 179,000
State income taxes, net of federal benefit	339,000	110,000	9,000
U.S. tax benefit of foreign losses	—	(8,000)	(54,000)
Effect of foreign losses without an income tax benefit	58,000	9,000	19,000
Executive life insurance expense	(8,000)	54,000	39,000
Nondeductible foreign development expenses	6,000	—	26,000
Meals and entertainment	37,000	24,000	16,000
Other	(12,000)	(19,000)	(15,000)
	$ 2,902,000	$ 1,542,000	$ 219,000

The components of the deferred tax assets and liabilities, and the related tax effects of each temporary difference at December 31, 2003 and 2002, are as follows:

	2003	*2002*
Deferred tax assets:		
Product refund reserve	$ 58,000	$ 32,000
Inventory obsolescence reserve	18,000	21,000
Vacation accrual	20,000	15,000
Compensation expense for warrants granted	27,000	11,000
Organization costs	31,000	—
Bad debt reserve	2,000	2,000
Philippine net operating loss carryforward	68,000	63,000
Deferred compensation	230,000	189,565
Miscellaneous accrued expenses	72,164	27,873
	$ 526,164	$ 361,438
Deferred tax liabilities:		
Depreciation	$ 307,000	$ 274,000
Net deferred tax assets	$ 219,164	$ 87,438

The Company's $211,000 net operating loss carryforward related to its Philippine subsidiary expires in 2005 and 2006.

United States income tax has not been provided on the unremitted earnings of the foreign subsidiaries since it is the intention of the Company to indefinitely reinvest these earnings in the growth of these foreign subsidiaries. Applicable foreign taxes have been provided. The cumulative amount of unremitted earnings on which the Company has not recognized United States income tax was $504,000 at December 31, 2003. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, credits for foreign income taxes paid will be available to significantly reduce any U.S. tax liability if foreign earnings are remitted.

12. License Agreement

The Company has a license agreement with the individual who developed several of the Company's products. This agreement provides the Company with the exclusive worldwide license to manufacture and sell all products created by the licensor and requires monthly royalty payments of 5% of net sales, with a minimum payment of $10,000 and a maximum payment of $22,000. The amount of expense under this agreement was $264,000 for each of the years ended December 31, 2002 and 2001. The agreement expires in February 2007. The royalty payments terminated upon the death of the licensor, which occurred in February 2003. However, under the terms of the license agreement, the Company has the right to continue to use the name and likeness of the licensor in connection with marketing the related products for an annual fee of $10,000 for the duration of the agreement. As a result, the amount of the expense in the year ended December 31, 2003 was $54,000.

13. Employee Benefit Plans

The Company sponsors a 401(k) employee savings plan which covers substantially all employees. Employees can contribute up to 15% of their gross income to the plan, and the Company matches 75% of the employee's contribution. Company contributions under the 401(k) plan totaled $288,000, $246,000, and $178,000 in 2003, 2002, and 2001, respectively.

14. Incentive Compensation Plans

In July 2001, the Board of Directors approved an incentive compensation plan effective for fiscal years beginning with 2001. Under the plan, the Company established a bonus pool payable on a semi-annual basis equal to 25% of the net income of the Company. Bonuses are payable on all profits, but only if the net income for each six-month period exceeds $250,000. The bonus pool is allocated to executives according to a specified formula, with a portion allocated to a middle management group determined by the Executive Committee of the Board of Directors. The Company accrued a total of $1,309,500, $741,250 and $112,380 to the participants of the bonus pool in 2003, 2002 and 2001, respectively.

The Company sponsors a Supplemental Executive Retirement Plan (SERP) to allow certain executives to defer a portion of their annual salary and bonus into a grantor trust. A grantor trust was established to hold the assets of the SERP. The Company funds the grantor trust by paying the amount deferred by the participant into the trust at the time of deferral. Investment earnings and losses accrue to the benefit or detriment of the participants. The SERP also provides for a discretionary matching contribution by the Company not to exceed 100% of the participant's annual contribution. In 2003, 2002, and 2001, the Company did not provide a match. The participants fully vest in the deferred compensation three years from the date they enter the SERP. The participants are not eligible to receive distribution under the SERP until retirement, death, or disability of the participant.

15. Related Party Transactions

An officer/director of the Company is a principal in a law firm which provides legal services to the Company. During the years ended December 31, 2003, 2002, and 2001, the Company incurred consulting fees to the officer/director and legal fees to his firm totaling approximately $372,000, $315,000, and $344,000, respectively.

Note receivable from officer represented amounts due from an officer/director. In 1998, the individual received advances against his anticipated incentive compensation totaling $89,250. Repayments of $48,250, $11,000, and $30,000 were made in 2003, 2002 and 2000, respectively. Accounts due from employees and distributors represent travel and other advances to employees and advances to distributors.

During 2003, the Company purchased a total of 218,059 shares of its common stock from three officer/directors, one director, and one officer. The total cost of the purchases was $1,080,000, for a weighted average purchase price of $4.95 per share. The price per share of each purchase was based on a discount from the market price per share at the time of purchase in order to approximate the dilutive impact of their shares on the open market.

16. Segment Information

Description of Products and Services by Segment

The Company operates in one reportable segment, a network marketing segment consisting of eight operating units that sell nutritional and dietary products to a sales force of independent distributors that sell the products directly to customers. These operating units are based on geographic regions.

Geographic area data for the years ended December 31, 2003, 2002, and 2001, follows:

	2003	*2002*	*2001*
Net sales to external customers			
United States	$65,832,045	$53,210,463	$44,799,429
Australia/New Zealand	2,059,928	1,922,764	1,808,298
Canada	1,255,836	982,925	972,217
Mexico	3,338,071	2,904,722	2,233,088
United Kingdom	475,319	446,465	391,033
Colombia	—	—	45,671
Malaysia	579,988	—	—
Philippines	3,418,536	3,459,524	2,693,311
Total net sales	$76,959,723	$62,926,863	$52,943,047
Assets by area			
United States	$18,738,771	$14,350,790	$13,489,793
Australia/New Zealand	865,823	983,905	905,322
Canada	252,443	256,055	221,395
Mexico	2,300,299	1,619,941	1,388,319
United Kingdom	247,740	189,081	140,044
Colombia	—	—	1,278
Malaysia	1,353,677	—	—
Philippines	922,163	1,046,214	840,450
Total consolidated assets	$24,680,916	$18,445,986	$16,986,601

The Company classifies its sales into three categories of products. Net sales by product category data for the years ended December 31, 2003, 2002, and 2001, follows:

	2003	*2002*	*2001*
Net sales by product category			
Nutritional and dietary supplements	$66,597,426	$53,704,567	$41,972,580
Skin care products	1,056,133	1,319,618	919,295
Sales aids and other	9,306,164	7,902,678	10,051,172
Total net sales	$76,959,723	$62,926,863	$52,943,047

17. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	*First*	*Second*	*Third*	*Fourth*
2003				
Net sales	$ 18,671	$ 17,767	$ 19,614	$ 20,908
Gross profit	$ 15,364	$ 14,758	$ 16,314	$ 17,296
Net income	$ 978	$ 931	$ 1,213	$ 1,275
Preferred dividends	$ —	$ 22	$ 20	$ 14
Net income available to common shareholders	$ 978	$ 909	$ 1,193	$ 1,261
Earnings per share:				
Basic	$ 0.06	$ 0.06	$ 0.08	$ 0.09
Diluted	$ 0.06	$ 0.06	$ 0.07	$ 0.07
2002				
Net sales	$ 14,484	$ 15,449	$ 16,237	$ 16,756
Gross profit	$ 11,727	$ 12,533	$ 13,463	$ 13,634
Net income	$ 459	$ 625	$ 741	$ 668
Earnings per share:				
Basic	$ 0.03	$ 0.04	$ 0.06	$ 0.05
Diluted	$ 0.02	$ 0.04	$ 0.05	$ 0.04

Earnings per share data for 2002 has been restated for the five-for-four stock split declared September 4, 2003.

Corporate Headquarters

Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
Phone: 636.537.9715
Fax: 636.537.9753

State & Date of Incorporation

Delaware, February 11, 1985

Independent Auditors

Ernst & Young LLP
St. Louis, Missouri

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Investor Relations
Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

or by calling: 636.537.9715
or by faxing: 636.537.8814
or by E-mailing: shareholderinfo@reliv.com

Annual Meeting

The annual meeting of shareholders will be held at 10:00a.m. on Tuesday, May 25, 2004, at Reliv Corporate Headquarters, 136 Chesterfield Industrial Blvd. Chesterfield, Missouri 63005

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449

Number of Shareholders of Record

2,014 as of March 9, 2004

Fiscal Year-End

December 31

Shareholder Questions

Communications concerning stock transfer requirements, lost certificates, change of address or dividends should be addressed to American Stock Transfer & Trust Co. at 800.937.5449.

Dividend Reinvestment, Share Purchase and Sale Program

This Program is available to the general public and current shareholders of the Company. If you would like to receive information on this Program, please call American Stock Transfer & Trust Co., toll free, at 888.333.0203.

Financial Information

Reliv International maintains a website on the Internet at www.reliv.com.

Stock Exchange Listing

Nasdaq Stock Market® under the symbol RELV.


reliv